 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Merion, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

100 N. Barranca St #1000

Address of Principal Executive Office (Street and Number)

West Covina, CA, 91791

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Merion, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 within the prescribed time period without unreasonable effort or expense because additional time is required to complete the Company’s audited financial statements in time for filing. The Company anticipates filing its Form 10-K on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dinghua Wang	(626)	331-7570
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Merion, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2022	By:	/s/ Dinghua Wang
Dinghua Wang
	Title:	President, Chief Executive Officer and Chief Financial Officer

Part IV. (3) Anticipated Changes in Results of Operations

We anticipate reporting the following significant changes in the results of operations from the 2021 fiscal year.

Total sales increased by approximately $1,042,000 or 237.3%, from approximately $439,000 in the year ended December 31, 2020 to approximately $1,481,000 in the year ended December 31, 2021.

The cost of sales increased by approximately $581,000, or 127.8%, from approximately $454,000 in the year ended December 31, 2020 to approximately $1,035,000 in the year ended December 31, 2021.

Our overall gross margin (loss) percentage increased from a gross loss of approximately (3.5)% in the year ended December 31, 2020 to a gross margin of approximately 30.1% in the year ended December 31, 2021.

Our product sales decreased by approximately $27,000, or 38.0% from $69,735 for the year ended December 31, 2020 to $43,217 for the year ended December 31, 2021.  The gross margin percentage decreased from approximately 48.8% in the year ended December 31, 2020 to approximately 30.7% in the year ended December 31, 2021.

Our OEM and packaging sales increased by approximately $1,069,000, or 289.3% from approximately $369,000 for the year ended December 31, 2020 to approximately $1,438,000 for the year ended December 31, 2021. The gross margin percentage increased from approximately 29.2% in the year ended December 31, 2020 to approximately 31.2% in the year ended December 31, 2021.

Selling expenses increased from approximately $48,000 in the year ended December 31, 2020 to approximately $83,000 in the year ended December 31, 2021 with an increase of approximately $35,000, or 72.2%.

Net loss decreased by approximately $622,000 from approximately $1.8 million in the year ended December 31, 2020 to approximately $1.2 million in the year ended December 31, 2021.

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